Exhibit N-1

    Comparison of the Concept Release and the National Grid/NEES Applications

     On December 14, 1999, the Securities and Exchange Commission ("Commission") issued a concept release on Registered Public-Utility Holding Companies and Internationalization ("Concept Release"). This document was prepared in connection with an application concerning the acquisition of the New England Electric System ("NEES") by The National Grid Group plc ("National Grid") that is currently pending at the Commission.1 A related system financing application is also pending.2 This document compares the issues raised for comment in the Concept Release to the applications filed by National Grid and NEES.

1.   General Policies of the Act

     a. The Commission requests comment on whether foreign registered holding companies, by virtue of being foreign, are inconsistent with the Holding Company Act's policies. In general, we request comment concerning:

          o    the  effects  of  foreign   ownership  on  effective   Commission
               regulation

               Response: NEES will continue as a registered holding company after the merger and will be fully subject to the Commission's jurisdiction. MU-1 at 33. Other than the change in NEES from a business trust to a corporation, the merger is not designed or intended to alter or otherwise affect the current corporate structure and financing obligations of the NEES Group. MU-1 at
               33. National Grid and each intermediate company in the corporate structure between NEES and National Grid will also register under the Act. MU-1 at 1.

          o    the effects of foreign ownership on effective state regulation

               Response: Each of the affected state regulators has approved the merger or certified to the Commission that it has the authority and ability to protect ratepayers. MU-1, exhibits D-3.2, D-5.3, D-6.2, D-7.2 and D-8. In addition, National Grid has committed that it will not seek recovery in higher rates to NEES ratepayers for any losses or inadequate returns that may be associated with its non-NEES investments. MU-1 at 37.

--------

     1 File No. 70-9473. References to pre-effective amendment 6, which restates the application in its entirety, are abbreviated MU-1. Capitalized terms, unless otherwise specified, are defined in the MU-1 and FU-1.

     2 File No. 70-9519. References to pre-effective amendment 6, which restates the application in its entirety, are abbreviated FU-1.

          o    the effects of foreign ownership on investor protection

               Response: The merger is expected to have no adverse effect on the outstanding preferred stock and debt securities of the NEES Subsidiary Companies. MU-1 at 37. NEES's common stockholders will be cashed out in the merger and it has no other public security holders. MU-1 at 32, 37.

          o    the effects of foreign ownership on consumer protection.

               Response: See discussion of state regulation above and Item 1.c.iii below.

     b. In particular, a registered foreign holding company would likely own significant foreign utility operations. The magnitude of these foreign utility operations could be significantly greater that those currently owned by U.S. holding companies; they could be significantly larger that the holding company's U.S. utility system.

          i.   Will this expose U.S. ratepayers to greater risk?

               Response: On an ongoing basis (after grandfathering pre-merger FUCO investments), National Grid will comply with the substantive provisions of Rule 53 limiting aggregate investment to 50% of consolidated retained earnings and limiting the use of U.S. utility subsidiary employees in providing services to the FUCOs. In addition, National Grid will provide reports that will allow the Commission to continue to monitor the effect of FUCOs on the financial soundness of the National Grid system. MU-1 at 65. The study of The Financial Strength of The National Grid Group and the Proposed Acquisitions of NEES and EUA included as exhibit J-3 to the MU-1 ("Franks/Brattle Study") further supports the position that National Grid is financially sound based on many measures - including credit ratings and beta, which shows the variability of National Grid's returns as compared with the market as a whole and the utility industry in particular. FU-1 at
               36. National Grid's rigorous project review process also shows that risks are prudently evaluated and managed. FU-1 at 40-43. National Grid and NEES have agreed to several conditions such as common stock equity ratios, interest coverage ratios and dividend restrictions that ensure that U.S. ratepayers will not be exposed to additional risk. FU-1 at 5-7. In addition, all FUCO investments will be segregated from the U.S. Utility Subsidiaries and none of the U.S. Utility Subsidiaries will provide financing or credit support for any FUCO in which National Grid holds an interest. FU-1 at 45.

          ii. Should newly-registered, foreign holding companies's interest in FUCOs and EWGs be "grandfathered," with only post-registration FUCO and EWG investments counted toward the aggregate investment test of rule 53(a)(1)?


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               Response: National Grid's pre-registration  investments should be grandfathered. Pre-registration investments should not be counted toward aggregate investment for purposes of Rule 53 because none of the existing investments have been funded with the proceeds from U.S. utility operations. MU-1 at 65. In addition, in the analogous situation of energy-related companies under Rule 58,
               the  Commission  has   traditionally   grandfathered   nonutility
               investments made before an entity became part of a registered system. MU-1 at 50. See, e.g., New Century Energies, Holding Co. Act Release No. 26748 (Aug. 1, 1997).

          iii. U.S. holding companies, in seeking authorization to issue securities to finance the acquisition of FUCO's, have represented that they will not seek recovery in rates for any losses, or inadequate returns, on their investments in FUCO's and EWGs. Will foreign holding companies be in a position to make similar undertakings with respect to their FUCO operations?

               Response: National Grid has committed not to seek recovery in retail rates for any failed investment in, or inadequate returns from, a FUCO investment. FU-1 at 45.

     c. We also request comment on whether structural safeguards can be developed to limit the risk that financial problems in the holding company's FUCOs will have an adverse effect on U.S. ratepayers and security holders of the holding company's U.S. subsidiaries.

          i. For example, would requiring the U.S. utility subsidiary stock to be owned by an intermediate holding company based in the U.S. and organized under state law provide any additional protection to U.S. interests?

               Response: The NEES holding company structure will be preserved following the merger. NEES will continue as a registered holding company fully subject to the Act. MU-1 at 1.

          ii. Would such intermediate holding companies be consistent with the Act's goal of simplifying the corporate structure of holding companies?

               Response: The intermediate holding company structure is an economically necessary and efficient bridge by which cross-border transactions are generally accomplished. U.S. registered holding companies already employ similar structures in connection with their out-bound cross border transactions. MU-1 at 40-41. The Commission may, in the exercise of reasonable discretion, rely on other provisions of the 1935 Act, such as the definitions of "holding company" and "subsidiary company," to find that such intermediate companies could be excluded from designation as "holding companies" and "subsidiary companies", respectively, and, thus,


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



               could be exempted from the "elimination" provisions of Section 11(b). MU-1 at 42-43 and precedent cited at 42. In addition, there will be no third- party investors in the intermediate companies - thus avoiding the type of situation that concerned the drafters of the Act. MU-1 at 41. The proposed transaction structure is intended to maximize the after-tax returns of the combined company and attempting to reduce tax liability is in the ordinary course of business for a regulated utility holding company. MU-1 at 45.

          iii. We are particularly interested in the views of state regulators and consumers concerning the effects of foreign ownership on state regulation and consumer protection.

               Response: Each of the affected state regulators has either approved the merger or certified to the Commission that it has the authority and resources necessary to protect ratepayers in matters such as rates, financings, affiliate transactions and the financial integrity of the operating utility within its state and additionally that the state commission intends to exercise that authority. MU-1 at 68-70.

               The New Hampshire Public Utilities Commission ("NHPUC") and the Vermont Public Service Board ("VPSB") commented extensively in their orders approving the merger on the benefits that may be expected from National Grid's ownership of NEES. For example, the NHPUC found that National Grid (or NGG) "possesses considerable technical expertise in the planning and operation of transmission systems. NGG has a record of improving maintenance programming, introducing improvements to the transmission system, interconnecting new facilities and reducing transmission costs to customers in Great Britain when the company took over for the state-owned transmission system at the time of that nation's electric industry restructuring . . . NGG brings experience in managing a transmission system in a competitive market. The Commission believes that this experience may assist ISO New England, which operates the grid in our region, as well as the New England states themselves as each implements competition in the regional power market." Order of the NHPUC in Docket DE99-035 at 17 (Exhibit D-5.3 to the MU-1).

               In particular, with regard to foreign ownership, the NHPUC stated that "[T]he takeover of a local or regional public utility by a larger, more remotely-managed and distantly-headquartered company raises concerns about the successor company's ability to maintain contact with its customers and remain aware of, and responsive to, local issues. The Commission is satisfied with the representations of NGG management that the merger will not have a negative effect on the local operation of [Granite State Electric Company's] transmission system or its customer service." Id. at
               18. The NHPUC also cites the letter from the Committee on Foreign


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               Investment  in  the  United  States,   stating  that  the  letter
               adequately addressed the potential national security concern that the NHPUC had regarding a non-domestic corporation owning part of the transmission grid. Id.

               The order of the VPSB also found that National Grid may bring experience to the New England that could contribute to the development of an efficient power supply market. Order of the VPSB in Docket 6225 at 8 (Exhibit D-6.2 to the MU-1). The VPSB also found that "[t]he merger with National Grid will enhance NEES companies' access to financial and technical resources which should allow them to maintain and improve service and operations." Id. at 8. The merger will also give NEES strong operational cash flow and enhanced ability to attract capital, allowing it "the possibility of funding its capital expenditures, including transmission grid enhancements, at reduced cost." Id. at 10.

               The VPSB also found that the merger will not have an adverse effect on competition because National Grid has no business operations in New England. In addition, efficiency gains resulting from the transaction may reduce transmission costs and such reductions would be reflected in NEP's transmission rates to the benefit of NEP's customers in Vermont. Id. at 9.

2.   Section 11

     a.   What types of direct or indirect  benefits should be considered  under section 10(c)(2) when a foreign company seeks to acquire a domestic utility?

          Response: The merger will provide benefits to customers, employees and shareholders, as well as strategic benefits to the New England region. NEES shareholders receive a premium for their shares. Employees get opportunities to participate in the restructuring electric industry in the United States and opportunities abroad. Customers benefit from National Grid's expertise in providing infrastructure, dispatch and power exchange necessary for an efficient power supply market. Customers also benefit from various efficiencies that the combined operations may achieve. On a strategic level, National Grid's extensive experience in providing open-access non-discriminatory transmission service is consistent with the FERC's policies promoting the development of strong regional transmission organizations. MU-1 at 46-48.

          i. For example, would a domestic public-utility system benefit from an affiliation with a financially stronger foreign holding company, or a foreign company that has experience operating in competitive markets?

               Response: National Grid's significantly larger scale, as compared to NEES, both in financial and operational terms, will enhance the ability of NEES to use new developments in transmission and distribution technology,


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



               information systems, and capital markets, where these can be seen to bring economic benefit. MU-1 at 47. The experience of the restructuring of the electricity markets in the U.K. has shown the potential for reductions in the price of electricity of 15-25%. MU-1 at 48. See also, the response to Item 2a above.

          ii. Are these benefits a sufficient basis for making the findings required by section 10(c)(2)?

               Response: Long-term benefits and those that cannot be precisely quantified are appropriately considered in determining whether the standards of Section 10(c)(2) have been met. See MU-1 at 49, citing AEP, Centerior and Energy East cases.

          iii. Are there other economies and efficiencies that foreign ownership would confer upon a domestic system?

               Response: The economies and efficiencies will result from the capabilities and experience of National Grid itself, rather than from its status as a foreign owner.

     b. Commenters should specifically address the key goals of an integrated system as reflected in section 2(a)(29) -- the "advantages of localized management, efficient operation, and the effectiveness of regulation . . . ."

          i. This does not necessarily mean that the directors and officers of the holding company must be permanent residents of the locality. For example, the advantages of localized management can be realized where the authority and responsibility for local policy-making are properly delegated throughout the service territory of the holding company. Would a foreign holding company be able to preserve the advantages of local management?

               Response: Two NEES directors, Richard Sergel (the Chief Executive Officer of NEES) and Paul Joskow, will serve on National Grid's ten- member board of directors after the merger. Both are U.S. citizens and residents of New England. Robert Faircloth also serves on the National Grid board. He is a U.S. citizen and part-time resident of New England. MU-1 at 19. National Grid is committed to the New England region and would like to expand its presence there as opportunities arise in the restructuring of the electricity industry. NEES' headquarters will remain in Massachusetts and the company will have offices for utility operations in that state as well as Rhode Island and New
               Hampshire. In addition, the current outside directors of NEES will be appointed to an advisory board for two years after the merger. The advisory board will advise the post-


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



               merger NEES board on general business matters and customer relations issues. MU-1 at 19-20.

          ii. We have interpreted [Section 11] to reflect a Congressional policy against nonutility acquisitions that bear no functional relationship to the core utility business of the registered holding company. We request comments on how this provision should apply with respect to non-utility businesses of a FUCO.

               Response: National Grid's only substantial non-utility business is Energis, which is involved in telecommunications activities permitted by Section 34 of the Act for exempt telecommunications companies. MU-1 at 63. A foreign holding company should not be able to rely on Section 33 in a way that is not available to U.S. companies. Id. Section 33, however, does not require the exempt entity to be engaged exclusively in the subject activities. FUCOs may comprise vertically-integrated utilities and businesses that are reasonably incidental or economically necessary or appropriate thereto. These "other businesses" should be held consistent with the policies of the Act provided that: (i) they are functionally related to the foreign utility business in the same way domestic nonutility interests must be related to domestic utility operations, (ii) all direct or indirect investments in these businesses for which there is recourse, directly or indirectly, to the registered holding company will be counted toward "aggregate investment" for purposes of Rule 53, and (iii) there are appropriate safeguards to protect the interests of U.S. ratepayers from the adverse effects, if any, that may be associated with the foreign operations. MU-1 at 64.

3.   Other Standards for Reviewing Acquisitions

     a. Traditionally, our evaluation of [Section 10(b)(1)] has been informed by federal antitrust policies.

          i. Should we weigh concentration of control issues in view of the increasing internationalization of the energy business?

               Response: The Commission has interpreted this provision to address concentration of control in the U.S. utility industry. See, e.g., Northeast Utilities, Holding Co. Act Release No. 25273 (March 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (1992). To the extent that the increasing internationalization of the energy business may raise questions concerning the concentration of control under federal antitrust laws, it should be noted that the merger is subject to the requirements of the HSR Act and the rules thereunder. NEES and National Grid Group


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



               filed their premerger notifications on March 31, 1999 and on April 9, 1999 the waiting period thereunder was terminated. MU-1 at 66.

          ii. Should we continue to rely, where appropriate, upon the findings and requirements of other agencies that address the potential anticompetitive effects of an acquisition?

               Response: The competitive effects of the merger were considered fully by the FERC, whose order is included in exhibit D-1.2 to the merger application. The FERC found that the merger will not have an adverse effect on competition. MU-1 at 28-29. The VPSB also found that the merger would have no adverse effect upon competition. MU-1, Exhibit D-6.2 at 9. Again, as noted above, the merger is subject to the HSR Act and the waiting period thereunder was terminated on April 9, 1999. MU-1 at 66.

     b.   We request  comments  concerning how foreign  ownership  could "unduly complicate the capital structure of the holding company system. . . ."

          i. [I]n connection with certain foreign utility privatization transactions, foreign governments hold special or "golden" shares that give them veto rights with respect to certain corporate transactions. We recognize that these shares are intended to protect the foreign government's regulatory interests rather than to create the type of abusive capital structure that led to passage of the Act. Are these types of arrangements inconsistent with the Act?

               Response: The golden share in National Grid held by the U.K. government is a means to preserve the status of National Grid as an independent provider of transmission services and as such does not restrict shareholder voting rights. MU-1 at 43-44.

          ii.  We  would  also   consider   whether   foreign  law  imposed  any
               impediments on our ability to inspect the foreign holding company and its subsidiaries.

               Response: Our filings are silent in this regard because there are no foreign law impediments to the Commission's ability to inspect National Grid and its subsidiaries. As explained in Item 5.a..i. below, the Commission has broad access to books and records and National Grid will provide extensive reports to the Commission regarding its operations and finances.

4.   Substantive Regulation of Foreign Holding Companies

     a. A registered holding company with large FUCO operations may be able to issue securities through a FUCO to finance other businesses. Does this raise significant policy issues under the Act, even if the holding company's U.S. utilities do not have any liability with respect to those financings?


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          Response:  National Grid will comply with the 50% of retained earnings investment restriction in Rule 53. FU-1 at 34. The financing of other businesses should be permitted, and the Commission should find them to be consistent with the policies of the Act, to the extent the other businesses would be functionally related to the foreign utility business. MU-1 at 64.

5.   Accounts and Records; Jurisdiction

     a. We anticipate that we would be able to exercise [books and records] authority with respect to foreign registered holding companies. We request any information concerning possible impediments to our exercise of our inspection authority and jurisdiction.

          i. Are there any difficulties in obtaining information from foreign companies that are inconsistent with regulation under the Holding Company Act?

               Response: Under Sections 14 and 15 of the 1935 Act, the Commission has broad authority over, and access to the books and records and reporting of companies in a registered holding company system. MU-1 at 59. As discussed in Item 6 below, National Grid's officers and directors are subject to the jurisdiction of the Commission. In addition, National Grid has committed to provide various reports to the Commission to enable it to continue to monitor, among other things, the financial soundness of the National Grid system, affiliate transactions and investments in foreign utility companies. See MU-1 at 23-24 and FU-1 at 46-49.

          ii. What types of safeguards or limitations on ownership might prevent or minimize such risks?

               Response: The staff has not indicated that any additional safeguards or limitations are needed.




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


6.   Other Issues

     a. Are there any other policy issues related to foreign acquisitions of U.S. utilities that we should consider?

          i. For example, do we need to consider national security interests that would be implicated by a foreign acquisition of a U.S. utility? We note that the President may investigate the national security effects of "foreign control of persons engaged in interstate commerce in the United States," and suspend or prohibit any acquisition, merger, or takeover of such persons in order to protect the national security.

               Response: The Commission has publicly confirmed that the 1935 Act does not bar the acquisition of a U.S. utility by a non-U.S. person. MU-1 at 44 and 62, citing Gaz Metropolitain. Following the merger, National Grid will register as a holding company under Section 5 of the 1935 Act and will be fully subject to Commission regulation and oversight with respect to its U.S. operations. MU-1 at 44-45. In addition, National Grid has undertaken to cause each of its present and future directors and officers to file with the Commission an agent for service of process in any suit, action or proceeding before the Commission or any appropriate court to enforce the provisions of the acts administered by the Commission. MU-1 at 59.

               The question of national security interests has been addressed under the Atomic Energy Act and the Exon-Florio Act. On December 10, 1999, the NRC approved the transfer to National Grid of indirect ownership in the common stock of corporations that hold certain nuclear licenses. MU-1 at 67-68.

               Under Exon-Florio, the President has authority to block or reverse any acquisitions by foreign persons which threaten to impair the national security of the United States. Before the merger can be consummated, the Committee on Foreign Investment in the United States must complete its review of the transaction and the President must not have taken any of his authorized actions under Exon-Florio. The Exon-Florio application in this matter was filed on March 30, 1999 and, on April 29, 1999, the parties were informed by the Department of the Treasury that action under Exon- Florio had been concluded. MU-1 at 68.

          ii. Would restrictions on foreign ownership of U.S. utilities be likely to lead to restrictions on investment in FUCOs by U.S. investors?

               Response: This issue should not bear on whether the National Grid/NEES transactions satisfy the requirements of the 1935 Act.


                                       10